Exhibit 12.1

SIMON PROPERTY GROUP, L.P.

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	For the year ended December 31,
	2003	2002	2001	2000	1999
Earnings:
Pre-tax income from continuing operations	$456,230	$540,860	$281,196	$352,709	$291,138
Add:
Pre-tax income from 50% or greater than 50% owned unconsolidated entities	60,614	46,633	62,611	51,799	56,378
Minority interest in income of majority owned subsidiaries	7,277	10,498	10,715	10,725	10,719
Distributed income from less than 50% owned unconsolidated entities	42,939	37,811	51,740	45,948	30,169
Amortization of capitalized interest	1,845	1,872	1,702	1,323	724
Fixed Charges	691,885	682,900	699,751	735,662	660,121
Less:
Income from unconsolidated entities	(101,093)	(77,389)	(67,291)	(57,328)	(44,926)
Interest capitalization	(10,916)	(5,507)	(10,325)	(18,513)	(23,759)

Earnings	$1,148,781	$1,237,678	$1,030,099	$1,122,325	$980,564

Fixed Charges:
Portion of rents representative of the interest factor	5,602	4,350	4,932	4,951	4,901
Interest on indebtedness (including amortization of debt expense)	675,367	673,043	684,494	712,198	631,461
Interest capitalized	10,916	5,507	10,325	18,513	23,759

Fixed Charges	$691,885	$682,900	$699,751	$735,662	$660,121

Ratio of Earnings to Fixed Charges	1.66x	1.81x	1.47x	1.53x	1.49x

        For purposes of calculating the ratio of earnings to fixed charges, "earnings" have been computed by adding fixed charges, excluding capitalized interest, to income (loss) from continuing operations including income from minority interests and our share of income (loss) from 50%-owned affiliates which have fixed charges, and including distributed operating income from unconsolidated joint ventures instead of income from unconsolidated joint ventures. There are generally no restrictions on our ability to receive distributions from our joint ventures where no preference in favor of the other owners of the joint venture exists. "Fixed charges" consist of interest costs, whether expensed or capitalized, the interest component of rental expenses and amortization of debt issue costs.

        The computation of ratio of earnings to fixed charges has been restated to adopt SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections." Among other items, SFAS No. 145 rescinds SFAS No. 4, "Reporting of Gains and Losses from Extinguishment of Debt" and "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." As a result, gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria of APB Opinion No. 30. Debt extinguishments as part of a company's risk management strategy would not meet the criteria for classification as extraordinary items. Therefore, we are required to reclassify all of the extraordinary items related to debt transactions recorded in prior periods, including those recorded in the current period, to income from continuing operations.